Aflac Incorporated Form 8-K
EXHIBIT 3.1
AMENDED AND RESTATED ARTICLE III, SECTION 2(a)
OF THE BYLAWS

Section 2.	Number, Election and Term.
(a) The number of Directors which shall constitute the whole Board shall be not less than three (3) or more than twenty-five (25). The specific number of Directors within such range shall be fixed or changed from time to time by a majority of the Board of Directors then in office. A decrease in the number of Directors shall not have the effect of shortening the term of any incumbent Director.
Except as otherwise provided in these Bylaws, a nominee for Director shall be elected if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that the Directors shall be elected by a plurality of the votes cast at any meeting of shareholders for which (i) the Secretary of the Corporation receives a notice that a shareholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for shareholder nominees for Director set forth in this Section 2; and (ii) such nomination has not been withdrawn by such shareholder on or prior to the fourteenth day preceding the date the Corporation first mails its notice of meeting for such meeting to the shareholders.
Each Director elected shall hold office until his successor is elected and qualified or until his earlier resignation, removal from office or death. No person 20 years of age or younger or 75 years of age or older shall be eligible for election, reelection, appointment, or reappointment as a member of the Board of Directors. Directors need not be residents of the State of Georgia or shareholders of the Corporation.
AMENDED AND RESTATED ARTICLE II, SECTION 5
OF THE BYLAWS

Section 5.	Voting.
     When a quorum is present at any meeting, the vote of the holders of stock representing a majority of the voting power, as defined in the Articles of Incorporation, present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of law, the Articles of Incorporation or these Bylaws, a different vote is required, in which case such express provision shall govern and control the decision of the question. Each shareholder shall at every meeting of the shareholders be entitled to vote, as defined, in person or by proxy for each share of the capital stock having voting power registered in his name on the books of the Corporation, but no proxy shall be voted or acted upon after 11 months from its date, unless otherwise provided in the proxy.